Persimmon Growth Partners Investor Fund

N-SAR Item 77K

On September 21, 2011, the Audit Committee for Persimmon Growth Partners Investor Fund (the "Registrant") approved a plan to replace McGladrey & Pullen, LLP ("McGladrey") as the Registrant's Independent Registered Public Accounting Firm. Accordingly, on September 26, 2011, the Registrant dismissed McGladrey from acting as the Independent Registered Public Accounting Firm of the Registrant.

The audit reports of McGladrey on the Registrant's financial statements for the last fiscal period did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the last fiscal period and through the date of McGladrey’s dismissal as the Registrant’s Independent Registered Public Accounting Firm, there were no disagreements between the Registrant and McGladrey concerning any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of McGladrey, would have caused McGladrey to make reference to the subject matter of the disagreements in connection with its reports; and there were no reportable events as defined in Item 304(a)(1)-(3) of Regulation S-K.

The Registrant provided McGladrey with a copy of the foregoing disclosures and has filed as an Exhibit hereto the response of McGladrey to such disclosures.

On September 21, 2011, the Registrant engaged EisnerAmper LLP ("EisnerAmper") as the Registrant's Independent Registered Public Accounting Firm for the fiscal year ending March 31, 2012, replacing McGladrey as the Registrant's prior Independent Registered Public Accounting Firm. This action was taken pursuant to resolutions of the Board of Directors of the Registrant, including the Directors who are not "interested persons" as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, acting on the recommendation of its Audit Committee.

The Registrant did not consult with EisnerAmper during its last fiscal period and up to the date that EisnerAmper was engaged as the Registrant’s Independent Registered Public Accountant on the application of accounting principles to a specified transaction, the type of opinion that might be rendered on the Registrant's financial statements, any accounting, auditing or financial reporting issue, or any item that was either the subject of a disagreement or a reportable event as defined in Item 304 (a)(1)-(3) of Regulation S-K.